SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Joint press announcement dated September 30, 2005 regarding (1) a connected transaction in relation to financial assistance provided to connected person; and (2) additional information relating to the acquisitions of certain companies in India by the Registrant’s indirect non-wholly owned subsidiary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON WHAMPOA LIMITED (incorporated in Hong Kong with limited liability) (Stock Code: 013)	HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED (incorporated in the Cayman Islands with limited liability) (Stock Code: 2332)

JOINT ANNOUNCEMENT

CONNECTED TRANSACTIONS

The HWL Board announces that on 30 September 2005, HWL entered into the Second SBLC Deed of Amendment agreeing to extend the final maturity date of the SBLC Facility granted to ETH which is supported by the HWL Guarantee from 30 September 2005 to 31 October 2005.

The Indemnity granted by HT (BVI), a wholly owned subsidiary of HTIL, under the Supplemental Pass Through Agreement dated 30 June 2005 covers any claims against and liabilities of HWL arising from the HWL Guarantee.

ETH is a connected person of HWL and of HTIL by virtue of being a substantial shareholder of Hutchison Essar, a non wholly owned subsidiary of both HWL and HTIL.

The further extension of the HWL Guarantee by HWL constitutes a connected transaction for HWL under Listing Rule 14A.13 which is only subject to the reporting and announcement requirements under Listing Rule 14A.66.

The HTIL Board also announces additional information relating to the BPL Companies Acquisition and the Spacetel Acquisition by Hutchison Essar.

Reference is made to the joint announcement dated 30 June 2005 made by HWL and HTIL in relation to the SBLC Facility granted to ETH (the “ETH SBLC Announcement”) and the announcement dated 26 September 2005 made by HTIL in relation to, among other things, the BPL Mumbai Acquisition and the Spacetel Acquisition by Hutchison Essar (the “Acquisition Announcement”). Unless the context otherwise requires, terms defined in the ETH SBLC Announcement and the Acquisition Announcement shall have the same respective meanings when used in this announcement.

AMENDMENT OF THE SBLC FACILITY AGREEMENT

On 30 September 2005, ETH entered into a deed of amendment (the “Second SBLC Deed of Amendment”) agreeing to a further extension of the Original Facility provided by the Lenders which are financial institutions independent of HWL and HTIL. The SBLC Issuer, the Participants and HWL have agreed to extend the final maturity date of the SBLC Facility from 30 September 2005 to 31 October 2005.

Second SBLC Deed of Amendment relating to the SBLC Facility

Date:	30 September 2005

Parties:	(1)	ETH as SBLC applicant
	(2)	SBLC Issuer
	(3)	the Participants
	(4)	HWL as guarantor

Facility:	US$260 million (or approximately HK$ 2,028 million) standby letter of credit facility

Guarantor’s consent:	HWL consents as guarantor to the extension of the final maturity date of the SBLC Facility from 30 September 2005 to 31 October 2005 so as to enable the expiry date of the SBLC to be extended to 31 October 2005.

The HWL Group is entitled to continue to receive a fee at a normal commercial rate for provision of the HWL Guarantee.

As disclosed in the ETH SBLC Announcement, HWL and HT (BVI) agreed, subject to obtaining HTIL independent shareholders’ approval, if required, to extend the Indemnity granted under the ETH Pass Through Agreement to cover the HWL Guarantee provided in relation to the SBLC Facility. Such Indemnity covers any claims against and liabilities of HWL arising from the HWL Guarantee as extended above.

REASONS FOR ENTERING INTO THE CONNECTED TRANSACTIONS

The parties have agreed to further extend the HWL Guarantee in recognition of the various initiatives continued to be undertaken by ETH on behalf of Hutchison Essar which are for the benefit of HWL and of HTIL. Accordingly, the HWL Board, including the Independent Non-executive Directors, considers that the Second SBLC Deed of Amendment is entered into in the ordinary and usual course of business of HWL and the terms as contained therein are normal commercial terms, which were arrived at after arm’s length negotiations between the parties, and are fair and reasonable and in the interests of HWL and its shareholders taken as a whole.

ADDITIONAL INFORMATION RELATING TO THE BPL MUMBAI ACQUISITION AND SPACETEL ACQUISITION

Since the BPL Announcement, HTIL has obtained from ETH for disclosure in this announcement information on its original purchase cost of the approximately 9.99% of the issued shares in BPL Mumbai and the entire issued share capital of Spacetel, being INR1,200 million (or approximately US$27.3 million or HK$212.9 million) and INR255 million (or approximately US$5.8 million or HK$45.2 million, equivalent to the consideration payable by Hutchison Essar for the Spacetel Acquisition) respectively.

GENERAL

The HWL Group operates and invests in five core businesses: ports and related services; property and hotels; retail and manufacturing; energy and infrastructure, finance and investments; and telecommunications.

The HTIL Group is a leading global provider of telecommunications services. The HTIL Group currently offers mobile and fixed-line telecommunications services in Hong Kong and operates or is rolling out mobile telecommunications services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

ETH is a connected person of HWL and of HTIL by virtue of being a substantial shareholder of Hutchison Essar, an indirect non wholly owned subsidiary of HWL and of HTIL.

The extension of the HWL Guarantee by HWL constitutes a connected transaction for HWL under Listing Rule 14A.13. As the aggregate amount of the financial assistance, the subject matter of the extension, represents less than 2.5% of the applicable percentage ratios of HWL, such connected transaction is, according to Rule 14A.66(2)(a), only subject to the reporting and announcement requirements set out in Listing Rules 14A.45 to 14A.47 for HWL and is exempt from the independent shareholders’ approval requirement of Chapter 14A of the Listing Rules.

For the purpose of this announcement and for reference only, exchange rates of US$1.00 to INR43.9 and HK$7.80 to US$1.00 are adopted.

As at the date of this announcement, the Directors of each of HWL and HTIL are:

HWL:
Executive Directors:	Non-executive Directors:
Mr. LI Ka-shing (Chairman)	Mr. William SHURNIAK
Mr. LI Tzar Kuoi, Victor
(Deputy Chairman)
Mr. FOK Kin-ning, Canning	Independent Non-executive Directors:
Mrs. CHOW WOO Mo Fong, Susan	Mr. Michael David KADOORIE
Mr. Frank John SIXT	Mr. Holger KLUGE
Mr. LAI Kai Ming, Dominic	Mr. William Elkin MOCATTA
Mr. George Colin MAGNUS	(Alternate to Mr. Michael David Kadoorie)
Mr. KAM Hing Lam	Mr. Simon MURRAY
Mr. OR Ching Fai, Raymond
Mr. WONG Chung Hin
(Also Alternate to Mr. Simon Murray)

HTIL:
Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	(Chairman)
Mr. CHAN Ting Yu	Mrs. CHOW WOO Mo Fong,
Mr. WOO Chiu Man, Cliff	Susan
Ms. NARDI, Kar Wai Agnes	Mr. Frank John SIXT

Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

By Order of the Board	By Order of the Board
Hutchison Whampoa Limited	Hutchison Telecommunications
Edith Shih	International Limited
Company Secretary	Edith Shih
Company Secretary

Hong Kong, 30 September 2005